Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF FIRST QUARTER 2024
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Weibo Corporation (the “Company”) will hold a Board meeting on Wednesday, May 22, 2024 (Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the three months ended March 31, 2024 (“Q1 2024 Financial Results”). The Company will announce its Q1 2024 Financial Results on Thursday, May 23, 2024 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at http://ir.weibo.com, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company’s management team will host a teleconference call at 7 p.m. on Thursday, May 23, 2024 (Hong Kong time) to discuss the Q1 2024 Financial Results and answer questions. Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instruction will be in the confirmation email upon registering.

Pre-registration Link: https://register.vevent.com/register/BIe95f7f5ac02f4170bb6b8e878a03b278

Additionally, a live webcast of the conference call will be available at http://ir.weibo.com.

By order of the Board

Weibo Corporation

Mr. Charles Guowei Chao

Chairman of the Board

Hong Kong, May 8, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Bo Liu, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.